Exhibit 1

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HAVAS


                                             Suresnes, April 13, 2005, 7:30 a.m.

Press release

                   HAVAS: PROPOSED RESOLUTIONS FOR THE ANNUAL
                     SHAREHOLDERS' MEETING ON JUNE 9, 2005

At its meeting on April 7, 2005, the Havas Board of Directors set the resolutions to be submitted to the Annual Shareholders' Meeting on June 9, 2005. The resolutions were published in full in the official French gazette (BALO) dated April 13, 2005.

In addition to the resolutions traditionally put before the Annual Shareholders' Meeting, notably concerning approval of the 2004 accounts, the Board of Directors is proposing resolutions regarding a) the Group's staff motivation policy, and b) the composition of the Board.

Concerning the first point, on the recommendation of its Compensation and Selection Committee, the Board of Directors proposes a combination of stock options, bonus shares from existing stock and an employee stock ownership plan
(ESOP) aimed at increasing employee share ownership.

Furthermore, Havas has constantly sought to enhance its corporate governance practices since its listing on the Nasdaq, by implementing best practice governance in line with the Nasdaq regulation and with which, as a listed company, Havas must comply. The Havas Board wishes to strengthen its expertise and independence, particularly in light of the recommendations of the Bouton report (which differ from the Nasdaq rules) according to which at least one-third of the Directors must meet its independence criteria.

Consequently, in addition to renewing the directorships for Michel Boutinard Rouelle, Thierry Meyer and Jacques Seguela, whose terms of office expire at the forthcoming Shareholders' meeting, the Board is proposing the appointment of three new directors who meet these independence criteria and whose credentials have been examined by the Compensation and Selection Committee.

The Board is therefore proposing the following directors nominees to the Shareholders' Meeting:

      - Mrs Laurence Parisot, President of the Institut Francais de l'Opinion Publique (IFOP). Mrs Parisot has been a member of the EuroDisney SCA Supervisory Board since 2000, and a member of the MEDEF Executive Committee since 2003. She is also a member of the Conseil Economique & Social.

      - Mr Michel ROUGER, Honorary President of the Paris Commercial Court and President of Institut Presaje (Prospective Recherches Etudes Sociales Appliquees a la Justice et a l'Economie). He is also a Director of Bouygues SA (since 1997).

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      -     Mr Pierre BOUCHUT, former CEO of Groupe Casino. He also qualifies as an Audit Committee Financial Expert under SEC rules aimed at encouraging companies to include a financial expert in their Audit Committees who is proficient particularly in accounting standards, preparation of financial statements and in the field of internal control.

Should the Annual Shareholders' Meeting approve these resolutions, the Havas Board of Directors will total 16 members of whom six will be deemed independent Directors according to the Bouton report criteria, and ten under Nasdaq rules.

Furthermore, Havas has asked Vincent Bollore to confirm, based on his intentions, whether or not he wished to maintain his request to nominate Directors to the Board and, if so, to submit the names of the persons concerned. As the reply received from Bollore Medias Investissements did not answer these questions, the Board was unable to consider this possibility or present resolutions to that effect.

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About Havas
Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information
This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.

Contacts:

Communications:                      Peggy Nahmany
                                     Tel: +33 (0)1 58 47 90 73
                                     peggy.nahmany@havas.com

Investor Relations:                  Virginia Jeanson
                                     Tel: +33 (0)1 58 47 91 34
                                     virginia.jeanson@havas.com

                                     Stephane Houri
                                     Tel: +33 (0)1 58 47 91 35
                                     stephane.houri@havas.com


2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 538 060,80 euros - 335 480 265 RCS Nanterre - APE 744 B